Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA ● ASIA PACIFIC ● EUROPE	MHEINZ@SIDLEY.COM +1 312 853 2071

October 7, 2022

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer Angelini

Erin Purnell

Re:	Faraday Future Intelligent Electric Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed August 30, 2022 File No. 333-258993

Ladies and Gentlemen:

On behalf of Faraday Future Intelligent Electric Inc. (the “Company”), we are filing concurrently herewith Amendment No. 4 to the above-referenced Registration Statement on Form S-1 (as so amended, the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 13, 2022 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.	We note your revisions in response to comment 1. Please further revise your disclosure to address the following:

●	Disclose the effective purchase price or exercise price for all the securities being offered, explaining the basis and/or making assumptions as needed; if the price is zero, clearly so state.

Response: In response to the Staff’s comment, the Company updated the disclosure on pages 9-10 of the prospectus included in the Registration Statement.

U.S. Securities and Exchange Commission

October 7, 2022

●	Disclose that while the holders of founder shares and representative shares (and other selling securityholders, as applicable) may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 9 of the prospectus included in the Registration Statement.

●	Disclose more prominently the potential profit the selling securityholders will earn based on the current trading prices. In this regard, we note the lead-in to the table on page 9 refers to profit, but this does not appear to be disclosed.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 10 of the prospectus included in the Registration Statement.

●	Reconcile the apparent discrepancy between the number of shares issued upon exercise of options, stated as 681,792 on page 8 and 484,856 on page 9.

Response: In response to the Staff’s comment, the Company updated the number of shares issued upon exercise of options stated on page 9 of the prospectus included in the Registration Statement.

2.	Please update your discussion of the Holding Foreign Companies Accountable Act to disclose the Statement of Protocol signed by the PCAOB and the CSRC of the People’s Republic of China on August 26, 2022. Please balance the disclosure regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it was unable to inspect and investigate completely your auditor.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 50 of the prospectus included in the Registration Statement.

Cover Page

3.	We note your response to comment 8 and reissue our comment. Please revise your prospectus cover to highlight the significant negative impact sales of share on this registration statement could have on the public trading price of the Class A common stock.

Response: The disclosure on the cover page has been revised in response with the Staff’s comment.

U.S. Securities and Exchange Commission

October 7, 2022

Risk Factors

FF has a limited operating history and faces significant barriers..., page 13

4.	We note your disclosure that you have not started commercial production of your first electric vehicle and that you expect deliveries of the FF 91 series to begin in the fourth quarter of 2022. Please provide support for your statement that deliveries will begin in the fourth quarter of 2022.

Response: We acknowledge the Staff’s comment and note the following:

The Company’s management most recently expected deliveries of the FF 91 series to begin in the fourth quarter of 2022 based on certain assumptions, including the availability of new funds beginning in the second half of September 2022, timely completion of key equipment installation work at the ieFactory California in Hanford, California, suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing. However, in view of its current cash positions and anticipated cash burn, as well as status of its funding activities, the Company has concluded that deliveries of the FF 91 would not begin in the fourth quarter of 2022, and instead expects to announce a new timetable for the production and deliveries of the FF 91.

FF’s operating results forecast relies in large part upon assumptions and analyses developed by its management..., page 14

5.	We note that you project that you will require additional funds by late September 2022 in order to continue operations. Please revise to provide the status of such additional funds.

Response: In response to the Staff’s comment, the Company updated the disclosure on pages 16-18, 70-71 and 77-78 of the prospectus included in the Registration Statement.

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U.S. Securities and Exchange Commission

October 7, 2022

If you have any questions regarding the foregoing or the Registration Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Brian Fritz, Faraday Future Intelligent Electric Inc.

Assistant General Counsel